Exhibit 99.3

Economic Valuation Din Dynamic Ltd.

August 21, 2008

Table of Contents:

Chapter 1: Introduction	3

Chapter 2: Executive Summary	8

Chapter 3: Business environment	11

Chapter 4: Company description	21

Chapter 5: Business results	27

Chapter 6: Methodology	28

Chapter 7: Valuation	30

Chapter 1 – Introduction

1.	Background

We have been commissioned by Suny Electronics Ltd. (hereinafter: “the parent company” and/or “Suny Electronics”) and by Scailex Corporation Ltd. (hereinafter: “Scailex”) (Hereinafter jointly: “parties commissioning the work”), via Mr. Shachar Landau, CEO of Suny Electronics Ltd. and Mr. Yahel Shachar, CEO of Scailex Corporation Ltd., to provide an economic valuation of operations of Din Dynamic Ltd. (hereinafter: “Dynamic” and/or “the Company”).

In formulating its opinion, Giza,-Singer-Even assumed and relied on the accuracy, completeness and currency of information obtained from the company, including financial data and forward-looking assessments. Giza-Singer-Even is not responsible for independent examination of the information it has obtained, and therefore has not conducted independent examination of said information, other than general, prima facie reasonability tests.

In this valuation we have referred, inter alia, to estimates and forecasts provided to us by Company management. These assessments are uncertain conjectures and expectations regarding the future, partially based on information available to the Company at the valuation date, as well as on various assumptions and expectations regarding the Company and many external factors, including the status of the market segment in which the Company operates, potential competition and state of the economy in general. Hence there is no certainty that these conjectures and expectations would materialize, in whole or in part. Estimates and forecasts by Company management are based on the aforementioned assumptions, and refer to future intentions and goals of the Company, as of the valuation date. These intentions and goals are materially impacted by the Company’s situation and the state of the economy, and are continuously adapted to changes in the working assumptions, the Company’s situation and the overall state of the economy. Any such change would reasonably impact the chances of materialization of these estimates, and should these estimates by management fail to materialize, actual results may differ from results being valuated or implied by such valuation, in as much as they are used in this opinion.

Furthermore, the valuation itself contains estimates and forecasts which reflects our estimates for various parameters based on information available to us. Should these estimates not materialize, actual results may differ.

Financial valuation is not an exact science, and is supposed to reflect, in a reasonable and fair manner, the situation as of a given time, based on known data, assumptions and estimates made. Changes to major variables and/or to information may change the basis for these assumptions and, therefore, may also change the conclusions accordingly.

This opinion is not a due diligence and it does not purport to include all information, tests or any other information included in a due diligence, including checking of company contracts and agreements.

Note that this opinion does not constitute legal advice or opinion. We have interpreted various documents reviewed solely for the purpose of this opinion.

The information in this valuation does not presume to include the complete information required by a potential investor, and is not intended to determine the value of company operations for an individual investor. Different investors may have different goals, considerations and testing methods based on other assumptions, and accordingly the price they would be willing to pay will vary.

We wish to clarify that Giza-Singer-Even was not party to the negotiations between the parties to this transaction, nor was Giza-Singer-Even requested to review alternatives to the proposed transaction, including changes as to how proceeds are calculated, acquisition of other companies or cooperation agreements – and therefore we have not conducted such review.

This opinion is intended for use by the Board of Directors of the parties commissioning the work, and offers no opinion or recommendation as to whether the transaction should be executed. This opinion does not constitute a recommendation to shareholders of the parties commissioning the work, as to how they should vote on the agreement at the General Meeting.

We hereby confirm that we have no personal interest in the Company and have no personal interest in the transaction described, other than the fact that we receive our fee for this opinion, which is not contingent on the outcome of the valuation.

This opinion does not constitute an opinion as to the price at which they would trade after announcement of approval or closing of the transaction.

In the past we have provided financial services for a fee to the parties commissioning the work and/or to their controlling shareholders and/or to companies affiliated with said controlling shareholders.

We have no personal interest in shares of Suny Electronics and shares of the parties commissioning the work, and our fee for this work is not contingent on the results of this valuation. Furthermore, there is no dependence of any kind between Giza-Singer-Even and the any of the parties to this transaction.

In conjunction with this opinion, we should note that Giza-Singer-Even would receive from the client commissioning this work a letter of indemnification in any case where a lawsuit be filed against Giza-Singer-Even, demanding payment of any amount to a third party by a legal proceeding with regard to a cause which may arise, directly or indirectly, from this opinion – the client shall indemnify Giza-Singer-Even for any reasonable expenses incurred by Giza-Singer-Even for legal representation, legal counsel, professional consulting, defense against legal proceedings, negotiations etc. The client shall also indemnify Giza-Singer-Even for any amount it would be required, under legal proceedings, to pay to any third party. The commitment to indemnify shall not apply if Giza-Singer-Even has acted with malice aforethought or with gross negligence with regard to provision of services in conjunction with this opinion.

We consent for this opinion to be included and/or referred to in an immediate report or any other report, in Israel or in the USA, including any prospectus, if and should it be published in conjunction with any transaction to be executed by the company, if any, in the future, and the company may use it for approval proceedings of this transaction. We hereby authorize the authorized person on behalf of the Company to electronically or otherwise report on our behalf and in our name to the Securities Authority or to any other authority, including the Tax Authority, our signature on this valuation. This opinion may not be used in any other manner without explicit, written, prior consent of Giza-Singer-Even.

This opinion includes a description of the methodology and major assumptions and analysis used in reviewing the fairness and reasonability of the agreement. However, this description is not intended to be exhaustive and detailed description of all procedures we have applied.

The valuation is current as of August 2008, and is based, inter alia, on financial statements of the Company for 2006-2007 and on draft financial statements for the first 6 months of 2008.

2.	Information Sources

The sources of information we have used in reaching this valuation are:

■	Audited financial statements for 2006-2007

■	Draft, reviewed financial statements for Q2 of 2008

■	Current budget for 2008

■	Pro-forma results for 2007, following re-structuring of the Company

■	Meetings and discussions with Company management:

■	Details and clarifications received from the Company, as well as use of other public information as set forth below

The information was not reviewed for due diligence, but they were generally reviewed, prima facie, and found to be reasonable.

3.	Limitation of liability

Our work is intended solely to be used by management of Suny Electronics and of Scailex. In any case we shall not be liable to any third party to which our opinion was forwarded with our consent, as set forth above.

During our work we have received information, explanations and representations from the company and/or from persons on your behalf. The persons providing this information are responsible for the aforementioned information, explanations and representations. The scope of our work did not include checking and/or verification of said information. Therefore, our work may not constitute nor be deemed to be confirmation of the correctness, completeness nor accuracy of information provided to us. In no case shall we be liable for any loss, damage, cost or expense incurred in any shape or form due to fraudulent acts, false representations, deception, providing incorrect or incomplete information or non-disclosure of information by the company and/or anyone on their behalf, or any other reference to said information, subject to the above.

In general, forecasts refer to future events and are based on reasonable assumptions as of the forecast date. These assumptions may change over the forecast period, and therefore forecasts prepared for the valuation period may differ from actual financial results and/or from valuations prepared at a later date. Therefore you may not refer to prepared forecasts with the same level of confidence attributable to audited financial statement information. We offer no opinion with regard to correlation of forecasts, prepared by the acquiring company, the acquired company and/or anyone on their behalf, with actual financial results achieved.

Financial valuations are not intended to be an exact science, and their conclusions often depend on the subjective discretion exercised by the valuator. Although we believe that the value we have determined is reasonable, based on information provided to us, another valuator may have reached a different value.

4.	Valuating company and valuator

Giza Singer Even Ltd.: Giza-Singer-Even Ltd. is a private business consulting firm, established in 2004. It is the result of the merger of Giza Financial Consulting, founded in 1985, and of Singer-Even, established in 1992. It is one of the largest, leading, independent financial consulting companies in Israel. Giza-Singer-Even provides consulting for its customers on: Business valuation and analysis, complex economic and financial models, financing strategy for companies and projects, development and implementation of innovative financing instruments (such as securitization), assistance in business and financing negotiations, business plan preparation, expert opinions and more.

Project team at Giza-Singer-Even:

Headed by Yuval Zilberstein, CPA – Partner, having over 15 years’ experience in financial consulting and accounting, as well as the following qualifications: Undergraduate degree (B.A.) in Accounting and Economics from the Hebrew University. Graduate degree (M.A.) in Business Administration from the Hebrew University.

Sincerely yours,

Giza Singer Even Ltd.

Chapter 2 – Executive Summary

1.	Summary Description of the Company

Din Dynamic Ltd. (hereinafter: “Dynamica” and/or the “Company” is engaged in the sale of cellular phones, accessories, and provision of maintenance services to cellular phones.

The Company was incorporated in 1994 and is a private company owned by Suny Electronics Ltd., which is a public company listed for trading on the Tel Aviv Stock Exchange.

The Company is active in the sale of cellular phones of various manufactures and in the provision of maintenance services to end customers of Cellcom Israel Ltd. (hereinafter: (“Cellcom”), through a chain of retail stores in its ownership, under the trade name “Dynamic Cellular”.

2.	Valuation methodology

2.1	General

There are several analytical methods to estimate the economic value of a business, which may yield different results. Each of the methodologies has its own advantages and disadvantages, hence determining the valuation depends, to a large extent, on management estimates, owners’ estimates, their experience as well as on the valuator’s discretion.

Conclusions of the valuators are based, inter alia, on detailed financial analysis and on qualitative components, some of which may not be directly quantified and are based on estimates and assumptions made, where there is uncertainty with regard to their actual materialization. Furthermore, they may rely on data from professional sources, such as: Assessments by an assessor for real estate and equipment.

The commonly used method for company valuation is the discounted cash flow method (DCF). This valuation method is based on analysis of company operations as a “going concern”. The basic economic assumption is that the most appropriate method for analysis of an active business is the one based on discounted cash flow, or the capacity of company assets to generate a revenue stream for its owners.

2.2	Discounted Cash Flow method (DCF)

In DCF analysis, the value of company operations is the present value of the free, unleveraged cash flow generated over the specified forecast period, plus the present value of the company at the end of this period. To this amount one must add the value of free assets not used in generation of business revenues (such as real estate, which the company may sell or lease). In order to derive the value of the shares, one must deduct (add) the excess debt over cash (excess cash over debt).

The basic principle underlying this analysis is that the company is an active, going concern which would operate indefinitely – hence the objective is to obtain the present value of forecasted cash flow to infinity.

The basis for evaluation using this method is analysis and estimation of the capacity of the business to generate cash flow and improve profitability in the future. These cash flows are discounted using appropriate, different discount rates which provide a reasonable range of values for the company. This analysis must rely on detailed analysis of company operations by component, as well as on future assessments under different scenarios (sensitivity tests).

DCF analysis is appropriate and reasonable, so long as the basic assumptions underlying it are correct, relatively accurate and reflect the future with a high probability. Furthermore, the analysis is sensitive to selection of appropriate discount rates, the determination of which is, in itself, not an easy task and a somewhat subjective task. This means that the analysis, model and results are “good” or “correct” to the same degree that its major underlying assumptions with regard to future developments are “good” or “correct”, and the discount rates selected are indeed realistic.

2.3	Specific methodology comments

The valuation is based, inter alia, on the Company’s work plan for 2008 and on estimates and forecasts for subsequent years, which reflect our estimates of the various parameters, based on information available to us. Giza-Singer-Even’s valuation is based on forecasted cash flows from -1.7 to 2012, plus residual value.

For the purpose of this valuation, cash flows in the period from July 1, 2008 to December 31, 2012 were discounted using the applicable discount factor[1]. The estimated residual value from 2012 onwards was estimated by using a multiplier derived from the capital cost and permanent growth rate of each company. The typical year for calculation of the residual value is 2012.

The cash flow for calculation of the residual value is calculated as follows: We deducted from the EBITDA for 2012 (last year of the model) the typical long-term depreciation, adding to the result the permanent growth rate used for the long term. From this result we deducted the effective long-term tax rate (26%), and the result is multiplied by (1 divided by the discount rate). Note that in calculating the residual value we assume equal depreciation for investments and no change to working capital.

3.	Valuation Summary

We estimate the excess value of operations over operating assets to be NIS 45,753,000.

Below is a summary of estimated valuation:

NIS in thousands

Operation value, including operating assets	70,701
Of which, operating assets:
Working capital, net	19,970
Fixed and other assets. net	4,978
Total operating assets	24,948
Excess operation value over operating assets	45,753

1 Cash flows are constant and received throughout the year, and on average the cash flow for the year is received in mid-year. Therefore, the discount period is adjusted for the average date when cash flows are received.

Chapter 3 – Business Environment

1.	Global cellular phone market

The global cellular market is technology-oriented and characterized by many changes. Below are the latest major trends[2] in this market:

1.	Sales volume – in Q1 of 2008, 289 million handsets were sold worldwide, a 13.7% increase over Q1 of 2007. In Q2 of 2008 sales volume in developed countries is expected to be more moderate, due to the credit crisis, but sales in developing countries are expected to continue growing at an annual rate in excess of 20%.

2.	Market share – Nokia has increased its market share, now at 39.9%, with Samsung in second place with 16% and LG with 8.4%. Motorola’s share is estimated at 9.5% and Sony-Ericsson’s share has decreased to 7.7%. (ABI Research).

3.	Technological developments – these serve to accelerate handset replacement rate in the global market; the following are the major trends:

i.	Launch of smartphones – the smartphone market is expected to grow from 10% of mobile handsets on the market in 2007 to 31% of total market in 2013. This trend is supported by the launch of new Linux and Windows Mobile operating systems. In the latest Vendor Matrix survey, Nokia, RIM and Samsung were ranked as the leading companies, respectively, in this field. The survey, by ABI Research, examined technological attributes, marketing, technical support and ease-of-use of different handsets.

ii.	GPS – In coming years, the pace of integration of GPS navigation systems in cellular handsets is expected to accelerate. According to ABI Research, some 550 million cellular phones with GPS capability will be sold by 2012.

iii.	Content services – Growth is expected in coming years in the Mobile TV market. According to ABI Research, some 462 million subscribers are expected worldwide by 2012. This growth is due to network upgrades around the world to 3G, convenient (flat rate) payment terms for subscribers and content improvement.

2 Source: ABI Research

The forecast number of subscribers to Mobile TV services by geography is as follows:

iv.	Transition to 4th generation – the number of 4G subscribers worldwide (including LTE and WiMAX technologies) is expected to reach 90 million in 2013. As of end of 2007, total mobile phone subscribers are estimated at 3.4 billion, of which 2.7 billion in networks based on GSM/Edge/GPRS technologies. The number of WCDMA subscribers worldwide, as of end of 2007, is estimated at 180 million; transition to HSPA + LTE technologies is expected during 2010. Total WCDMA subscribers (including HSPA) is expected to reach 720 million by 2013.

4.	Technology trends:

i.	As for technology trends in this area, ABI Research reports that GSM subscriber growth rate is expected to slow from an annualized 22% in July 2006 to 14% in September 2008. This is due to subscriber migration to handsets based on UMTS 3G technology (including HSDPA), which grew by 83% in July 2006. ABI Research estimates that the number of GSM subscribers will decline starting in 2013, due to this technology being inferior compared to cheaper 3G technologies and the extensive offering of handsets based on WiMAX and 4G.

ii.	In the GSM group, EDGE technology is expected to grow at an accelerated pace, due to deployment of suitable networks in developing nations over recent years. In any case, GSM technology (GPRS and Edge) is expected to remain the leading technology worldwide, with 78% of subscribers in 2007 and 70% of subscribers in 2013.

2.	The cellular market in Israel

2.1	The telecom market in Israel

The telecom market in Israel[3] has seen accelerated growth in recent years, and sales in 2006 amounted to NIS 28 billion. The main attributes of this market are:

i.	The cellular segment constitutes 60% of the total telecom market.

ii.	The internet segment is transitioning to broadband internet – by end of 2007, broadband internet penetration is estimated at 71%.

iii.	The wireline segment includes 1.7 million wireline phones, covering 85% of households. Bezeq’s market share is expected to decline (according to IDC4) from 85.9% in 2006, to 81.5% in 2007 and to 61% in 2011.

2.2	The cellular market in Israel – attributes

Israel is considered a highly advanced country in terms of cellular telephony. The penetration rate of cellular telephony in Israel is 128% (!).

Some figures about the Israeli telecom market:

i.	The cellular penetration rate is estimated to be 128% – more than 1 handset per consumer.

ii.	The average Israeli consumer talks on the cellular phone for 353 minutes each month.

iii.	13.2% of revenues in this segment come from content services.

iv.	74% of subscribers have post-paid contracts.

3 Source: D&B report on Israeli telecom market, November 2007, Merrill Lynch Wireless Matrix.

4 Source: TheMarker, September 18, 2007.

According to analysis by investment bank Merrill Lynch[5], the penetration of cellular phones in Israel is among the highest around the world – in fact it is twice the global average. Only Portugal, Hong Kong, Greece and Italy have higher penetration rates.

The Merrill Lynch analysis further shows that the Israeli subscriber is among the most talkative in the cellular world, with 353 minutes of talk time per month – with only India, China, USA, Canada and Hong Kong showing higher average use (subscriber minutes per month).

Recently, the cost of calls in Israel was reduced (at a 13.2% annualized rate), and currently the average call price in Israel is $0.09 per minute, compared to a global average of $0.10 per minute. The downward trend in prices in the Israeli market –continuous since 2004 – is due, inter alia, to the decline in connectivity fee. The preparation for number portability may have also affected the price decline in the final quarter of 2007.

The following chart shows penetration rate of cellular phones by revenue decile:

The Merrill Lynch further indicates that the Israeli customer is loyal to their current service provider, with only 1.4% per month of Israeli subscribers leaving their cellular operator – one of the lowest churn rates in the world. The expenditure rate of Israeli customers on content services is estimated at 13.2% – including cellular surfing and SMS. This data reflects the potential for future growth in cellular operator revenues from content, as the global average is higher – at 19.3%.

5 Source: HaAretz, www.haaretz.co.il , April 28, 2008

Below are patterns of use for Israeli cellular subscribers, compared to the world:

Blabber-mouths - us and the world on the mobile phone*
	Israeli subscriber	Global subscriber

Call minutes per month	353	290
Monthly expenditure, in $	37	21
Revenue per call minute, in $	0.09	0.10
Share of revenues from content services	13%	19%
Customer churn rate, per month	1.4%	2.7%
Penetration rate	127%	55%

* Average data.	Source: Merrill Lynch report

2.3	Structure of the Israeli cellular market

There are three major cellular operators in Israel[6]: Pelephone (part of Bezeq Group), Cellcom (part of IDB Group) and Partner (operating under the Orange brand). Pelephone was the first operator to provide mobile telephony services in the late 1980s, but prior to the early 1990s, cellular service was perceived as a luxury for the affluent and as a working tool for executives. In 1994, Cellcom started providing service, and was joined in 1999 by Partner.

The 3 companies divide among them the majority of the market. In recent years, after a penetration period reflected in sharp increases in subscriber numbers, the cellular market is transitioning into a steady state as far as subscriber numbers go. Similar to the global trend, and especially following the regulatory changes in 2007, Israeli cellular companies are looking to increase ARPU by providing value-added and content services, and less by increase in subscriber numbers.

6 Mirs Corp. also provides cellular communication services, but at significantly lower volume.

The following chart shows the market share of the three operators (millions of subscribers and market share):

Partner 2.82 33%	Cellcom 3.09 53%

Pelephone 2.59 30%

* Source: Financial statements of the cellular operators.

Pelephone, which was the first cellular provider, is now the third largest operator– with Cellcom being the largest one.

The following table shows major data for the three major cellular operators:

Cellular operators in Israel
	Number of subscribers, in thousands	Major shareholders	Start of operation	Technology

Cellcom	3,096	IDB Group	1995	HSDPA, GSM, TDMA, EDGE
Partner	2,823	Hutchison Telecom	1999	HSDPA, GSM, UMTS
Pelephone	2,595	Bezeq	1986	CDMA, 1X EVDO, NAMPS, UMTS (2009)

2.4	Future trends

After many years when a large share of operator cash flow was dedicated to installation of advanced 3G networks, currently Cellcom, Partner and Pelephone have advanced networks (although Pelephone has decided to establish a 3G network using HSDPA technology, based on the GSM track). Since 4G networks would not be available in the near term, companies have excess cash flow on hand.

Maalot[7] rating company estimates the risk level associated with the Israeli cellular industry as below average, for the following reasons:

1.	Low capital expenditure level expected in coming years.

2.	The Israeli cellular market has penetration rates and average usage per subscriber among the highest in the world.

3.	High population density in urban areas reflect on relatively low expenditure required to maintain and upgrade cellular networks.

4.	High level of certainty associated with voice service revenues.

5.	Potential for revenue growth from value-added and content services.

6.	High barriers to entry due to large investment in infrastructure.

2.5	Regulatory changes

The Israeli telecom market is characterized by strong interference and regulation by the legislative body, with key regulatory changes of note being:

1.	Number Portability

Number portability means that wire line and cellular telephony subscribers may move among operators (from wire line to wire line and from cellular to cellular) without changing the number (including area code) assigned to them by the previous operator.

After multiple delays, number portability was implemented on December 1, 2007.

To date, except for higher expenses, number portability has not impacted, and is not expected to materially impact the market share breakdown in the market.

The companies over estimated in late 2007 in preparation for number portability being implemented. These preparations included large scale staff recruiting (hundreds of employees), accumulation of a handset inventory etc. The lack of public response in early 2008 left the companies with a larger than usual handset inventory, with companies trying to calm the market and cut costs.

7 Source: Cellcom rating report (January 2008).

2.	Virtual operators (“MVNO”8)

In August 2007, the government instructed the Ministry of Communications to take the required steps so that by end of 2007, virtual operators may operate in Israel.

Should the Ministry of Communications allow entry of virtual operators, Maalot estimates that this would lead to entry of new competitors and increased competition in the industry.

3.	Indemnification for real estate devaluation

The decision by the National Planning and Construction Council dated January 3, 2006 stipulates that, as a pre-condition for granting a construction permit for base stations (transmitters and receivers), the applicant must deposit with the Local Planning and Construction Committee a letter of indemnification at 100% in respect of damages payable for devaluation, which the planning authorities may be liable for pursuant to Section 197 of the Planning and Construction Act. Note that as of the date of this report, there is no determination in a court of law which creates a link between construction of a cellular site and a decrease in value of adjacent real estate.

2.6	Third Generation (3G)

Among the major factors influencing demand for new handsets is the transition to 3G handsets. Unlike a killer application, such as SMS, 3G offers a wide range of content where each subscriber may find their own niche (in exchange for token payment, of course).

Cellular operators in Israel estimate that subscriber transition to 3G would continue, with the anticipated increase in content revenues.However, estimates call for the upward trend in call minutes to be more moderate this year.

8 Mobile Virtual Network Operator – companies which acquire services from cellular operators for re-selling to the end customer.

Transition to 3G (Data from Partner Corp.)[9]:

Impressive Growth in 3G Subscribers

Launch of 3G pushed growth of content revenues

3.	The cellular handset market in Israel

3.1	Handset life expectancy

According to commonly used estimates in the industry[10], the number of cellular handsets sold annually is 2 million, hence the average lifetime per handset is 3.88 years – or 26% of cellular handsets replaced each year. The average lifetime of cellular handsets in Israel is relatively higher than worldwide, inter alia due to the cellular operator policy which seeks a longer commitment / installment period which aids in subscriber preservation and lower subsidies for handsets.

Factors expected to influence handset life expectancy

i.	Ministry of Communications – On April 24, 2008, the Ministry of Communications issued regulations for cellular operators, which cap the commitment period to cellular operator at 18 months. This regulation enhances the number portability reform, by allowing subscribers not to be “bound” to an operator for more than 18 months, compared to the typical 36 months currently. Nevertheless, installments for handsets may last longer than 18 months, as is currently customary for most packages being marketed by the three major cellular operators.

9 Source: Partner – Summary Presentation for Q1 2008

10 These are commonly used estimates – not backed by official documents.

ii.	Diversion of subscribers to new phones – Recently, cellular operators started focusing their efforts on increasing average revenue per user (ARPU). One of the ways to increase ARPU is to increase use of new handsets – these handsets allow the company to provide customers with surfing packages and content services (which are charged separately). It is possible that as a result of transitioning customers to new handsets, the handset life expectancy would be shortened.

Chapter 4 – Description of the Company

1.	General

Dynamic is engaged in the sale of cellular phones and accessories, and in provision of maintenance services to cellular phones.

The Company was incorporated in 1994 as a private company and is privately owned by Suny Electronics Ltd., which is a public company listed for trading on the Tel Aviv Stock Exchange.

The Company is active in the sale of cellular phones of various manufactures and in the provision of maintenance services to the end customers of Cellcom through a chain of retail stores in its ownership, under the trade name “Dynamic Cellular”.

2.	Description of the Company’s Activity – General

The Company sells and upgrades cellular telephones of various manufactures to the end customers of the Cellcom network.

Dynamic acts, as of the valuation date, via a chain of 42 stores and points of sale, operated under the trade name “Dynamic Cellular” and situated in leading shopping malls in Israel.

The Company acts in three key areas:

i.	Sale and upgrade of end devices in the Cellcom network.

ii.	Sale of devices to random customers (without network connection).

iii.	Repair and maintenance services of end devices to subscribers.

The stores and points of sale are attractively presented and designed:

Dynamic Cellular store at Ayalon Mall in Ramat Gan:

Dynamic Cellular Point of Sale in Hadera:

3.	Products and Services

The manufacture of cellular phones and accessories in this field is varied, including the following manufacturers: Samsung, Nokia, Motorola, Sony-Ericsson and others.

The Company is engaged in the sale / upgrade of cellular phones – in these transactions a contractual engagement is formed between Cellcom and the end customer, pursuant to which the customer is charged by Cellcom with the cost of the device, airtime and other payments in accordance with the contractual engagement entered into between the end customer and Cellcom at the Dynamic Cellular point of sale .

In consideration of the performance of the sale / upgrade transaction Cellcom pays to Dynamic Cellular the proceeds from the cellular phone sold / upgraded as well as various charges, the amount of which is determined on the basis of agreed parameters, such as: type of device, type of customer – business or private, nature of transaction – sale or upgrade, etc.

Furthermore, the Company has a commercial profit created by the difference between the payment made by the Company to Cellcom for connecting the customer and the payment it collects from customers.

The activity of sale / upgrade of cellular phones to end customer takes place at Dynamic Cellular stores which are connected in real time to the Cellcom’s automation system, for the purpose of obtaining relevant information and updating the details of each transaction that is performed.

Furthermore, the Company is engaged in the sale of cellular phones which are operated by means of calling cards (hereinafter: “Prepaid Transactions”). In these transactions the end customer pays to Dynamic Cellular the consideration of the cellular phone and no contractual arrangement is entered into between him and Cellcom.

For effecting the prepaid transaction Cellcom pays to Dynamic Cellular various charges as agreed between the parties.

Furthermore, Dynamic Cellular provides end customers (primarily Cellcom’s customers) with service and technical warranty for most cellular phone models marketed by it, as part of periodic service agreements entered into directly by and between Dynamic Cellular and the end customers.

The Company operates the only independent chain of stores (which is not owned by a cellular operator) that also offers a repair service.

Payment for this service is effected by means of a periodic payment collected by Dynamic Cellular from the end customer by means of a standing order or credit card.

The service to end customers is provided via 22 service stations throughout Israel, situated within the branches of the Dynamic Cellular chain.

The service stations are manned by a skilled team of technicians who have undergone appropriate training, and are connected online to the Company’s mainframe.

Furthermore, Dynamic Cellular also operates a central laboratory, supporting the service stations within the chain’s stores.

Further, various products belonging to the cellular field are sold at Dynamic Cellular’s stores, such as: accessories, hands free devices, calling cards, etc.

4.	Scopes of Activity

The chain exhibits consistent growth in terms of sales volumes. The chain’s sales in recent years are as follows:

5.	Competition

Dynamic’s major competitor is Cellcom itself, which, according to the Company’s estimate, performs most of the sale / upgrade transactions of cellular phones in the Cellcum network. Other competitors are additional licensed marketers who compete with Dynamic Cellular. The Company estimates that Dynamic Cellular is Cellcom’s leading licensed marketer.

6.	Material Agreements

In 1995 the parent company, Suny Electronics Ltd., entered into an agreement with Cellcom, pursuant to which Suny Electronics Ltd. was appointed as Cellcom’s licensed marketer, in respect of referring customers to Cellcom in connection with communication services of cellular phones (hereinfter: the “Marketing Agreement”).

Pursuant to the marketing agreement which in effect is implemented by Dynamic, Suny Electronics Ltd. undertook that the marketing activity will be carried out only in stores approved by Cellcom, and that the manner of the marketing activity will be conducted in accordance with similar procedures, inasmuch as possible, to those in practice at Cellcom’s stores.

Suny Electronics Ltd. undertook that the products to be offered for sale will comply with standard mark and type approval terms, as prescribed in the agreement, and will be compatible with the Cellcom network. Customers who purchase telephone devices from Dynamic Cellular are Cellcom’s customers in terms of cellular phone services.

Pursuant to the marketing agreement, Suny Electronics Ltd. is entitled to make use of Cellcom’s trademarks in respect of products approved by Cellcom. The marketing agreement provides that for the duration of the agreement term the control of Suny Electronics Ltd. rests with Ilan Ben Dov.

Suny Electronics Ltd. undertook to give a 30-day prior notice of any scheduled change in such control.

During April 2005 Dynamic entered into an agreement extending the contractual relationship with Cellcom for a period of 4 additional years.

Chapter 5 – Business Results

Summary of Statement of Operations

Below is a summary of the Company’s business results for 2006-2007, out of the Notes concerning the sectors in the financial statements of Suny Electronics (in reported NIS in thousands):

	Annual - 2007%		Annual - 2006%

Revenues	138,180	100%	141,099	100%
Total operating expenses:	129,170	93.5%	131,867	93.5%
Operating Profit	9,010	6.5%	9,232	6.5%

Sales –2007 showed a slight decrease in the Company’s sales volume as compared with 2006, primarily arising from the decrease in the average selling price of cellular phones sold by the Group, which was substantially affected by the decline in the exchange rate of the USD during 2007 as compared with 2006.

Operating profit – The operating profit in 2007 decreased slightly in consequence of the decline in the scopes of the Company’s proceeds. The rate of operating profit in 2007 is identical to that recorded in 2006.

Chapter 6 – Methodology

1.	General

There are several analytical methods to estimate the economic value of an asset, which may yield different results. Each of the methodologies has its own advantages and disadvantages, hence determining the valuation depends to a large extent on management estimates, owners’ estimates, their experience as well as on the valuator’s discretion.

Conclusions of the valuators are based, inter alia, on detailed financial analysis and on qualitative components, some of which may not be directly quantified and are based on estimates and assumptions made, where there is uncertainty with regard to their actual materialization.

The commonly used method for company valuation is the discounted cash flow method (DCF). This valuation method is based on analysis of company operations as a “going concern”. The basic economic assumption is that the most appropriate method for analysis of an active business is the one based on discounted cash flow, or the capacity of company assets to generate a revenue stream for its owners.

2.	Discounted Cash Flow method (DCF)

In DCF analysis, the company value is the value of company operations, i.e. the present value of the free, unleveraged cash flow generated in the set forecast period, plus the present value of the company at the end of the period, plus the value of free assets not used in producing business revenue (such as real estate, which the company may sell or lease). In order to derive the value of the shares (equity value), one must deduct (add) the excess debt over cash (excess cash over debt).

The basic principle underlying this analysis is that the company is an active, going concern which would operate indefinitely – hence the objective is to obtain the present value of forecasted cash flow to infinity.

The basis for evaluation using this method is analysis and estimation of the capacity of the business to generate cash flow and improve profitability in the future. These cash flows are discounted using appropriate, different discount rates which provide a reasonable range of values for the company. This analysis must rely on detailed analysis of company operations by component, as well as on future assessments under different scenarios (sensitivity tests).

DCF analysis is appropriate and reasonable, so long as the basic assumptions underlying it are correct, relatively accurate and reflect the future with a high probability. Furthermore, the analysis is sensitive to selection of appropriate discount rates, the determination of which is, in itself, not an easy task and a somewhat subjective task.

This means that the analysis, model and results are “good” or “correct” to the same degree that its major underlying assumptions with regard to future developments are “good” or “correct”, and the discount rates selected are indeed realistic.

Chapter 7 – Valuation

Key Assumptions in the Valuation Model

1.	General

The forecast for the second half of 2008 relied on the budget for this half, after adjustments (to decrease revenues and profit) performed by us in accordance with the actual results in the first half of 2008, primarily in respect of revenues.

2.	Revenues

Pursuant to the valuation model, it has been assumed that the Company will record growth in sales in 2009-2012 in consequence of the following key factors:

—	Increase in number of phones sold to end customers, arising from the following primary reasons:

i.	The rate of penetration of cellular telephony in Israel is one of the highest in the world, approx. 128% (see breakdown in the business environment chapter). In view of the high penetration rate of cellular telephony, it can be assumed that the major source of growth in the number of cellular subscribers in Israel will be population growth (rather than deepening of penetration) – Accordingly, we estimated the annual growth rate in the number of subscribers in Israel at 1.7%, similar to the rate of long term population growth.

ii.	Pursuant to generally accepted estimates in the sector, the number of cellular devices sold per annum is about 2 million, hence the average life per device is 3.88 years, i.e. about 26% of cellular devices are replaced on a yearly basis. The average life of a cellular device in Israel is high relative to customary levels in the world, inter alia, in consequence of the policy of cellular operators who are interested in long-term commitment periods / payment spread, which help in preserving customers and lowering financing of devices.

Despite this policy on the part of the cellular operators, it has been assumed that in upcoming years the “life expectancy” of the devices is expected to decrease, in view of technological changes and global trends (as specified in the business environment chapter), as well as in view of the cellular operators’ activity to encourage transition of their subscribers to 3G devices so as to increase the ARPU, and in view Ministry of Communications policy, which comprises encouraging competition and shortening the commitment periods. Accordingly, it has been assumed that the average “life expectancy” for cellular devices will gradually decline to an average of 3.5 years per device in 2012, and will result in an increase in the number of purchased phones and upgrades.

—	Price of New Devices: Similar to other technological products – the price of a cellular device is primarily affected by technological changes. These have a twofold effect: on the one hand, the changes produce new devices whose price is higher than that of the old devices. On the other hand, technological streamlining and rapid aging also lead to a decline in the price of the older devices. From the aforesaid in the business environment chapter, it transpires that erosion of prices of the devices is expected to continue in the global market in coming years.

In view of this, we have assumed that in 2008-2009 the prices of the devices will increase (1.4% in 2008, pursuant to the Company’s budget and approx. 9% in 2009), primarily in consequence of the sale of 3G devices; subsequently a moderate decline in these prices will occur (an average drop of approx. 3% per annum). The cumulative outcome of these assumptions from 2008 to 2012 is a decline in the prices of devices, on average.

—	Increase in number of service customers:

We have adopted the estimate of the Company’s management in respect of the increase in the number of the service customers, which will result from the following principal factors:

i.	A change in the level of service provided by the cellular operators – the companies have currently embarked on a streamlining policy, including a decrease in repair costs. This, inter alia, through “repair of devices in the customer’s presence”, use of temporary devices, salvaging of parts and use of non-original parts. According to the Company’s estimate which we adopted, these changes will decrease the level of service provided by the operators themselves.

ii.	Changes in managerial attention and greater support from Suny Electronics HQ of Dynamic’s service system and the Company’s focus on the field of service while improving quality of service and shortening waiting times for repairs. The Company sees this field as a central growth engine.

iii.	The entry of more sophisticated devices requiring quality service at higher level.

3.	Direct Exepnses

Direct expenses consist of the following principal items:

■	Cost of sales: The rate of the cost of sales out of the sales as assumed in 2012 is approx. 1% higher, compared with the estimate of the rate of the cost of sales out of 2008 sales, which erosion reflects our estimate in respect of the effect of competition on gross margin.

■	Direct Salaries: Direct salaries in 2008 were computed on the basis of actual wages in the first half of 2008. In subsequent years a flexibility of 40% in relation to the turnover has been assumed (e.g. a 10% increase in sales will result in a 4% increase in such costs). In order to meet the projected sales volumes, the Company is required to recruit additional manpower. At the same time, since large-scale activity also implies economy of scale, the absolute growth in wages will be lower than the rate of increase in sales. We have further assumed a real increase of 2% in wages paid to the direct employees in those years.

4.	Indirect Expenses

According to clarifications we received from the Company, indirect operating expenses are primarily affected by the Company’s scope of activity. In view of this, flexibility of approx. 95% in relation to revenues was assumed.

5.	Income Taxes

The statutory tax rates for 2007-2011 are in accordance with Amendment 147 of the Income Tax Ordinance dated August 10, 2005, formalizing the corporate tax rates at reduced rates, from 31% in 2006 up to 25% as of 2010, since the Company has no tax benefits of any nature whatsoever.

The valuation model assumes, on the basis of our experience, that the effective tax will be slightly higher (a rate of approx. 1%) than the statutory tax rate due to unrecognized expenses and will range from 28% in 2008 to 26% from 2012 onward.

6.	Working Capital

The Company’s working capital includes customers, accounts payable, inventory, less suppliers and other accounts payable. In the assessment of activity it has been assumed that the rate of working capital out of the turnover will be 16.9%, on the basis of the data of the balance sheet as at 31.12.2007.

7.	Depreciation and Investments

The scope of the capital investments required for the operation of the Company is insignificant. In the valuation model we have adopted the Company’s estimates in this context.

8.	Projected Cash Flow

Pursuant to the assumptions specified above, below is a forecast of the Company’s unleveraged cash flow in NIS in thousands:

	7-12 2008	2009	2010	2011	2012

Total Income	70,682	151,913	157,482	163,240	168,969
YOY		9.5%	3.7%	3.7%	3.5%
Total direct profit from activity	13,864	27,219	28,668	30,131	31,557
Total indirect expenses	7,628	16,078	15,905	16,266	16,817
Operating Profit	6,237	11,141	12,763	13,865	14,740
% of sales	8.8%	7.3%	8.1%	8.5%	8.7%
Depreciation	838	1,625	939	772	797
EBITDA	7,074	12,766	13,702	14,637	15,537
% of sales	10.0%	8.4%	8.7%	9.0%	9.2%
Income Tax	(1,746)	(3,008)	(3,318)	(3,605)	(3,832)
Decrease / increase in working capital	(3,875)	(1,779)	(939)	(971)	(966)
Capital Investments	(175)	(250)	(250)	(250)	(250)
Net cash flow	1,278	7,728	9,194	9,810	10,488

9.	Capitalization Rate

Analysis of capitalization of cash flows is appropriate and reasonable so long as the basic assumptions on which it relies are true, relatively accurate and reflect the future with a high level of probability. Furthermore, the analysis is sensitive to the selection of the appropriate capitalization rates, whose determination in itself is not an easy task and, to a certain extent, is subjective.

That is to say, the analysis, the model and the outcome are “good” or “accurate” to the extent that the principal assumptions on which they rely in respect of future development are “good” and “accurate” and the capitalization rates selected are indeed realistic.

On the basis of our professional experience and on the basis of our discretion with respect to the risk aspects in the Company, primarily dependency on major customer and supplier, the Company’s cash flow was capitalized at a capitalization rate of 15%.

The capitalization price reflects, inter alia, the business-operational risk in the Company’s activities. Part of the said risk is a risk arising from the nature of the field in which the Company operates, while another part arises from the Company’s specific characteristics.

The normative capital prices customary in the market for the various sectors (on the basis of professional literature and other public information, including valuations of public companies, as well as on the basis of the professional experience of Giza Zinger Even in the field) normally range from about 6% for net cash flows of performing real estate assets, to approx. 8%-10% for companies with relatively low projected business-operational volatility.

Capital prices of relatively established hi-tech companies and capital prices of companies characterized by relatively high operating business volatility range from 11% to 15%.

The Company’s capital price was determined on the basis of our experience and professional opinion as well as on the basis of the capitalization rates customary at our company for the operating-business risk systematic of operating cash flows in similar sectors, and in addition to the business-operating risk specific to the Company’s activities and to the sector, taking account of dependency on one major customer and supplier.

10.	Long Term Growth

In this paper, no permanent growth rate in the Company’s revenues has been assumed from 2012 onward.

11.	Value of Dynamic’s Activity

The value of the activity attained from the capitalization of the cash flow anticipated from its activity at a capital price of 15%, and long term growth of 0% per annum, is NIS 70,701 K.

Below is a summary of the valuation (in thousands of NIS):

Thousand NIS

Value of activity including operational assets	70,701
Of which operational assets:
Working capital, net*	19,970
Fixed assets, net*	4,978
Total operational assets	24,948
Excess value of activity over operational assets	45,753

12.	Sensitivity Analysis

Below is a sensitivity analysis of the value of the Company’s activity in relation to the capital price, in thousands of NIS:

16.0%	15.0%	14.0%
66,058	70,701	76,019